FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed today by the Bank with the Chilean Superintendent of Banks and Financial Institutions, the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchanges informing matters to be proposed in the next Extraordinary General Shareholders Meetings, to be held on May 17, 2007.

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and the Chapter 18-10 of the Regulations of that Superintendency I hereby inform, as Essential Information, that in the Extraordinary Board Meeting N° BCH 83, held on May 10, 2007, the Board of Directors of Banco de Chile resolved to propose to the Extraordinary Shareholders Meeting, summoned to be held on May 17, 2007, that the capital increase in the amount of Ch$110,000,000,000.-, be made by means of the issuance of 2,516,010,979 cash shares.

It was likewise resolved to propose that the price of the issuance of the shares be set by the Board of Directors within a period of 120 days following the aforementioned Shareholders Meeting.

Sincerely,

Fernando Cañas Berkowitz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO